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                                                                    EXHIBIT 12.2

    COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS
                                 (IN THOUSANDS)

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                                               YEAR ENDED    SIX MONTHS ENDED
                                             AUGUST 31, 1996 FEBRUARY 28, 1997
                                             --------------- -----------------
                                               (UNAUDITED)      (UNAUDITED)
Fixed charges, as defined:
  Interest on long-term debt................    $ 37,574         $ 19,299
  Other interest............................       3,184            1,988
  Amortization of debt issue costs..........         530              271
                                                --------         --------
    Total fixed charges.....................      41,288           21,558
  Preferred dividend requirement............      34,772           17,386
                                                --------         --------
    Total fixed charges and preferred stock
     dividends requirements.................    $ 76,060         $ 38,944
                                                ========         ========
Earnings, as defined:
  Income before income taxes................    $141,285         $136,069
  Total fixed charges (as shown above)......      41,288           21,558
                                                --------         --------
    Earnings available for fixed charges and
     preferred dividend requirements........    $182,573         $157,627
                                                ========         ========
Ratio of earnings to combined fixed charges
 and preferred dividend requirements........        2.40x            4.05x
                                                ========         ========
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